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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- *19993*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G EQUITY INVESTMENT GROUP INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

             527 S WELLS STREET - 7TH FLOOR

                          (No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

        PHILLIP C GOLDSTICK   312-782-3280

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      WELTMAN BERNFIELD LLC

                        (Name – *if individual, state last, first, middle name*)

485 E HALF DAY RD - STE 250	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

       ☑ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section

FEB 2 6 2010

FOR OFFICIAL USE ONLY	Washington DC
	121

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



A
3/6

OATH OR AFFIRMATION

I, _____PHILLIP C GOLDSTICK_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___G EQUITY INVESTMENT GROUP INC_____ , as

of _____DECEMBER 31_____ , 20 09_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___CEO / CHAIR_____
Title

_Kathleen A Buenik_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Weltman Bernfield LLC

G EQUITY INVESTMENT GROUP, LTD.

DECEMBER 31, 2009

TABLE OF CONTENTS

Weltman Bernfield LLC

Weltman Bernfield LLC

Certified Public Accountants

485 E Half Day Road, Suite 250
Buffalo Grove, IL 60089-8806

Independent Auditors' Report

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the accompanying balance sheet of G Equity Investment Group, Ltd. (an Illinois corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G Equity Investment Group, Ltd. at December 31, 2009, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weltman Bernfield LLC

February 18, 2010

G EQUITY INVESTMENT GROUP, LTD.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current assets		
Cash and cash equivalents	$	44,567
Investments		33,952
Total current assets		78,519
Equipment		8,600
Less: accumulated depreciation		(4,300)
Net equipment		4,300
Total assets	$	82,819

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses	$	2,750
Due to others		2,576
Total current liabilities		5,326
Stockholder's equity		
Capital stock 5,000 no par common shares		
authorized; 2,500 issued and outstanding		2,500
Paid-in-capital		22,500
Retained earnings		52,493
Total stockholder's equity		77,493
Total liabilities and stockholder's equity	$	82,819

See notes to the financial statements.

Weltman Bernfield LLC

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions, fees and other income	$ 36,349
Investment returns	7,264
Total revenue	43,613
Operating expenses	
Consulting and professional fees	6,535
Depreciation expense	1,720
Insurance expense	368
Other operating expenses	1,435
Postage and delivery	2,565
Regulatory fees and expenses	5,256
Rent	6,500
Total operating expenses	24,379
Net income	$ 19,234
Income per share of common stock	$ 7.69

See notes to the financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Number of Common Shares	Common Stock Amount	Paid In Capital	Retained Earnings
Balances, beginning of year	2,500	$ 2,500	$ 22,500	$ 33,259
Net income	-	-	-	19,234
Balances, end of year	2,500	$ 2,500	$ 22,500	$ 52,493

See notes to the financial statements.

4

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 19,234
Adjustments to reconcile net income to net	
cash provided by operating activities	
Unrealized gain on investments	(7,019)
Depreciation expense	1,720
Increase in amount due to others	2,576
Net cash provided by operating activities	16,511
Cash flows from investing activities	
Purchase of investments	(175)
Net decrease in cash and cash equivalents	16,336
Cash and cash equivalents	
Beginning of the year	28,231
End of the year	$ 44,567

See notes to the financial statements.

Weltman Bernfield LLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business operations

G Equity Investment Group, Ltd. (the "Company") is a broker-dealer of investment products sold to customers in North America. The Company operates from its headquarters located in Chicago, Illinois.

Cash and cash equivalents

Cash and cash equivalents consist of funds in the Company's checking and money market accounts with an average maturity of three months or less.

Investments

The Company reports investments with readily determinable fair values at their fair values, on the balance sheet. Unrealized investment gains or losses are included in the statement of income.

Investment returns

Earnings on investments for the year ended December 31, 2009 includes interest and dividend income of $245 and unrealized gains due to market value adjustment of $7,019.

Income taxes

The Company is taxed as a regular corporation. At December 31, 2009, the corporation had an available net operating loss carryover of $3,445.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Property and equipment:

Property and equipment is stated at cost. Depreciation expense is provided for in an amount sufficient to relate the cost of the assets over their estimated useful lives. Depreciation is being computed under the straight-line method.

Weltman Bernfield LLC

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net qualified capital of $67,881 which was $62,881 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 7.85%.

3. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the average number of common shares outstanding for the year (2,500 shares).

4. RELATED PARTY TRANSACTIONS

Included in operating expenses is $7,800 paid to Phillip C. Goldstick and Associates, Ltd. These related parties are affiliated by reason of common ownership. The payments are for reimbursement for office expenses and rent expense.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2010, which was the date of issuance of these financial statements and determined that there were no significant non-recognized subsequent events through that date.

Weltman Bernfield LLC

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY INFORMATION REQUIRED
BY SEC. RULE 17a-5

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2009 and have issued our report thereon dated February 18, 2010. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weltman Bernfield LLC

February 18, 2010

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net capital

Total stockholder's equity qualified for net capital	$ 77,493
Nonallowable assets	
Nonallowable assets	4,300
Haircuts on securities (computed where applicable, pursuant to rule 15C-1(F))	5,312
	9,612
Net capital	$ 67,881

Aggregate Indebtedness

Items included in statement of financial condition

Accrued expenses and amounts due to others	5,326
Total aggregate indebtedness	$ 5,326

Computation of basic net capital requirement

Minimum net capital required	$ 355
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 62,881
Excess of net capital at 1000%	$ 67,438
Percentage of aggregate indebtedness to net capital	7.85%

Weltman Bernfield LLC

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Reconciliation with corporation's computation (included
in part II of Form X-17A-5 as of December 31, 2009)

Net capital as reported in Corporation's Part II (unaudited)	$ 70,455
Net audit adjustments	(2,574)
Net Capital per SCHEDULE I	$ 67,881

SCHEDULE III

COMPUTATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Pursuant to Reg. 240.15C-3-3(k) of the Securities and Exchange Commission, the corporation
is exempt from the reserve requirement.

Weltman Bernfield LLC

Weltman Bernfield LLC

Certified Public Accountants

485 E Half Day Road, Suite 250
Buffalo Grove, IL 60089-8806

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

In planning and performing our audit of the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by G Equity Investment Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Tel: 847-941-0100   Fax: 847-941-0101   Web site: weltmanbernfield.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

Weltman Bernfield LLC

February 18, 2010